UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

William R. Cruz

TradeStation Group, Inc.

8050 S.W. 10th Street

Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5	Page 2 of 8

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons WRCF-I 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 8,103,738 (8) Shared Voting Power -0- (9) Sole Dispositive Power 8,103,738 (10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,103,738
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 18.9%
14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 3 of 8

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons WRCF-II 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power -1,950,000- (8) Shared Voting Power -0- (9) Sole Dispositive Power 1,950,000 (10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,000
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 4.5%
14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 4 of 8

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons William R. Cruz
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 10,053,838 (8) Shared Voting Power -0- (9) Sole Dispositive Power 10,053,838 (10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,053,838
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 23.4%
14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 89267P 10 5	Page 5 of 8

This Amendment No. 7 further amends Items 5 and 6 of the Statement on Schedule 13D filed by William R. Cruz with the Securities and Exchange Commission on January 10, 2001, as previously amended by Amendment No. 1 filed on May 10, 2002, Amendment No. 2 filed on February 13, 2004, Amendment No. 3 filed on June 7, 2004, Amendment No. 4 filed on September 17, 2004, Amendment No. 5 filed on December 1, 2004 and Amendment No. 6 filed on January 10, 2005 (“Amendment No. 6”), with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

Information with respect to WRCF-I 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, WRCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WRCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions since the most recent filing on Schedule 13D: None.

(d) Not applicable.

(e) Not applicable.

Information with respect to WRCF-II 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, WRCF-II 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WRCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions since the most recent filing on Schedule 13D: None.

(d) Not applicable.

CUSIP No. 89267P 10 5	Page 6 of 8

(e) Not applicable.

Information with respect to William R. Cruz:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, William R. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that William R. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions since the most recent filing on Schedule 13D: None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

On August 4, 2005, WRCF-I 1997 Limited Partnership entered into a Margin Agreement with Morgan Stanley & Co. Incorporated (the “Margin Agreement”) pursuant to which WRCF-I 1997 Limited Partnership opened a margin account with Morgan Stanley. All of the securities in the margin account will serve as collateral for loans made from time to time by Morgan Stanley to WRCF-I 1997 Limited Partnership. WRCF-I 1997 Limited Partnership is required to keep a certain equity in the margin account based on regulatory requirements and Morgan Stanley’s potentially higher “house” requirements. If the securities in the margin account decline in value, Morgan Stanley can take action such as issuing a margin call and/or selling the securities held in the margin account in order to maintain the required equity in the margin account. Concurrently with executing the Margin Agreement, WRCF-I 1997 Limited Partnership placed 897,184 shares of Common Stock in its margin account. Accordingly, in the event that WRCF-I 1997 Limited Partnership’s equity in the margin account falls below the required level (or upon the occurrence of certain standard events of default), Morgan Stanley can, without notice to WRCF-I 1997 Limited Partnership, sell some or all of the Common Stock held in the margin account to cover the deficiency.

CUSIP No. 89267P 10 5	Page 7 of 8

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

1. Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp., Onlinetrading Acquisition Corporation and TradeStation Group, Inc., as amended (incorporated by reference to TradeStation Group, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

2. Voting Trust Agreement dated as of January 19, 2000 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict S. Gambino and Marc J. Stone, as voting trustee (incorporated by reference to TradeStation Group, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

3. Termination Agreement dated as of April 30, 2002 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership and Tafazzoli Family Limited Partnership (incorporated by reference to Exhibit 3 to William R. Cruz’s Amendment No. 1 to Schedule 13D filed on May 10, 2002).

4. Stock Purchase Agreement dated as of May 1, 2002 by and among Tafazzoli Family Limited Partnership, RLCF-I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership (incorporated by reference to Exhibit 4 to William R. Cruz’s Amendment No. 1 to Schedule 13D filed on May 10, 2002).

5. Voting Agreement dated June 4, 2004 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, William R. Cruz, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership and Ralph L. Cruz (incorporated by reference to Exhibit 5 to William R. Cruz’s Amendment No. 3 to Schedule 13D filed on June 7, 2004).

6. Margin Agreement dated August 4, 2005 by and between WRCF-I 1997 Limited Partnership and Morgan Stanley & Co. Incorporated (filed herewith).

CUSIP No. 89267P 10 5	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2005 (Date)	/s/ William R. Cruz (Signature)

William R. Cruz, President of WRCF-I GP, Inc., the general partner of WRCF-I 1997 Limited Partnership
(Name and Title)

August 24, 2005 (Date)	/s/ William R. Cruz (Signature)

William R. Cruz, President of WRCF-II Manager, Inc., the managing member of WRCF-II GP, LLC, the general partner of WRCF-II 1997 Limited Partnership
(Name and Title)

August 24, 2005 (Date)	/s/ William R. Cruz (Signature)

William R. Cruz, individually
(Name and Title)

Exhibit 6

Morgan Stanley

Private Wealth Management

________________________________

Account Number

Margin Agreement

In consideration of your accepting one or more accounts of the undersigned (whether designated by name, number or otherwise), your agreeing to act as broker for the undersigned’s purchase or sale of securities or commodities, or your entering into any contract with the undersigned from time to time, including, without limitation, securities contracts, commodity contracts, forward contracts, repurchase agreements, or swap agreements, howsoever any such agreement may be evidenced, including agreements confirmed in writing by only one party thereto (this agreement, and all such contracts and transactions, collectively “Contracts”), the undersigned agrees to the following with respect to any of the undersigned’s accounts with you for extensions of credit, the purchase and sale of securities, options, and other property, or any transaction between you and the undersigned, and for the purpose of granting you rights of netting and set off and of foreclosure on cash, securities, commodities and other property which may from time to time be held or carried in any account for the undersigned, that is due to the undersigned, or that is delivered to or in the possession or control of you or any of your agents, and any proceeds thereof (“Collateral”). For purposes of this agreement, “you” and “your” refer to Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. International Limited, Morgan Stanley Japan Ltd., Morgan Stanley Asia Ltd., Morgan Stanley Trust Company, Morgan Stanley GMBH, Morgan Stanley Bank Luxembourg, Morgan Stanley Market Products Inc., Morgan Stanley Capital Group Inc., Morgan Stanley Group Inc., and any of their subsidiaries, parents, affiliates, divisions, officers, directors, agents and/or employees (also collectively referred to as “Morgan Stanley” and the “Morgan Stanley Entities”).

1. Applicable rules and regulations

All transactions under this agreement shall be subject to the rules and regulations of all applicable federal, state and self-regulatory authorities including but not limited to the Securities and Exchange Commission, all relevant securities and commodity exchanges, the Municipal Securities Rulemaking Board, the National Association of Securities Dealers, the Board of Governors of the Federal Reserve System and the constitution, rules and customs of the exchange or market (and its clearinghouse, if any) where executed.

2. Security interest and lien

All collateral which you may at any time be carrying for the undersigned or which may at any time be in your possession or control for any purpose, including safekeeping, and any proceeds and distributions therefrom, shall be subject to a general lien and a continuing first security interest for the discharge of all Obligations and liabilities of the undersigned to you, irrespective of whether or not you have made advances in connection with such Collateral, and irrespective of the number of accounts the undersigned may have with you, or which Morgan Stanley Entity holds such Collateral. For purposes of this agreement, “Obligations” shall mean any and all obligations of a party arising at any time and from time to time, whether or not mature or contingent, related to the purchase or sale of securities or other property, or under or in connection with any and all Contracts, including without limitation, payment and delivery obligations, obligations relating to the extension of credit or to pay damages (including cost of cover) and payment of legal and other expenses incurred in connection with the enforcement of Contracts. You and the undersigned each acknowledge and agree that each Morgan Stanley Entity which holds Collateral holds such Collateral for itself and also as agent and bailee for all other Morgan Stanley Entities which are secured parties under any Contract. You may, at any time at your discretion and without prior notice to the undersigned, use, apply, or transfer any and all Collateral interchangeably between Morgan Stanley Entities in any accounts in which the undersigned has an interest other than from Regulated Commodity Accounts. In the event of a breach or default under this or any other, agreement, you shall have all rights and remedies available to a secured creditor under any applicable law in addition to the rights and remedies provided herein. All Collateral delivered to you shall be free and clear of all prior liens, claims and encumbrances, and the undersigned will not cause or allow any of the Collateral in your possession or control, whether now owned or hereafter acquired, to be or become subject to any liens, security interests, mortgages or encumbrances of any nature other than the security interest created in your favor. The undersigned shall execute such documents and take such other action as you shall reasonably request in order to perfect your rights with respect to any such Collateral. In addition, the undersigned appoints you as the undersigned’s attorney-in-fact to act on the undersigned’s behalf to sign, seal, execute, and deliver all documents, and do all such acts as may be required, to realize upon all rights in the Collateral.

3. Rights of Morgan Stanley

You are hereby authorized, in your discretion, (a) upon the undersigned’s death or breach of this agreement, (b) upon a breach, repudiation, misrepresentation or default (howsoever characterized) by the undersigned under any Contract, (c) upon the failure by the undersigned to give adequate assurance of due performance as set forth in Section 4 hereof, which shall constitute a material and additional breach, repudiation, misrepresentation or default (howsoever characterized) under the terms of all Contracts, to terminate, liquidate and accelerate any and all Contracts and to exercise any right under any security relating to any Contract and any right to net or set off payments which may arise under any Contract or other agreement or under applicable law, (d) upon the filing by or against the undersigned of a petition or other proceeding in bankruptcy, insolvency, or for the appointment of a receiver, (e) upon the levy of an attachment against any property or the accounts of the undersigned, (f) upon the failure of the undersigned to fulfill or discharge any Obligations under this agreement or any Contract, including but not limited to the failure to make a payment on demand, or (g) should you for any reason whatsoever deem it necessary or desirable for your protection, to cancel any outstanding orders for the purchase or sale of any securities or other property, or to sell any or all of the securities and commodities or other property which may be in your possession or control (either individually or jointly with others), or to buy in any securities, commodities or other property of which the account or accounts of the undersigned may be short. Such sale, purchase or cancellation may be made on the exchange or other market where such business is then usually transacted, or at public auction or at private sale, without advertising the same and without any notice of the time or place of sale to the undersigned or to the personal representatives of the undersigned, and without prior tender, demand or call of any kind upon the undersigned or upon the personal representatives of the undersigned, all of which are expressly waived, and you may purchase the whole or any part thereof free from any right of redemption, and the undersigned shall remain liable for any deficiency; it being understood that a prior tender, demand or call of any kind from you, or prior notice from you, of the time and place of such sale or purchase shall not be considered a waiver of your right to sell or buy any securities and/or commodities and/or other property held by you, or which the undersigned may owe to you, at any time as provided herein.

4. Adequate assurances

If at any time you have reasonable grounds for insecurity with respect to the undersigned’s performance of any of its Obligations, you may demand, and the undersigned shall give, adequate assurance of due performance by the undersigned within 24 hours, or within any shorter period of time you demand, that is reasonable under the circumstances. The adequate assurance of performance that may be demanded by you may include, but shall not be limited to, the delivery by the undersigned to you of additional property as Collateral.

5. Netting and set off rights of Morgan Stanley

You shall have the right, at any time nd from time to time, to set off any and all your Obligations against any and all Obligations of the undersigned and to foreclose on any Collateral for the purpose of satisfying any and all Obligations of the undersigned. The undersigned agrees that the fulfillment of your Obligations is contingent upon there being no breach, repudiation, misrepresentation or default (howsoever characterized) by the undersigned which has occurred and is continuing under any Contract.

6. Currency conversions

You shall have the right to convert currencies in connection with the exercise of your rights hereunder in such a manner as you may determine, in your sole discretion, to be commercially reasonable.

7. Maintenance of Undersigned’s collateral

All securities, commodities or other property, now or hereafter in your possession or control (either individually or jointly with others), or deposited to secure the same, including proceeds and distributions thereof, may from time to time and without notice to the undersigned, be carried in your general loans and may be pledged, repledged, hypothecated or re-hypothecated, separately or in common with other securities, commodities or other property, for the sum due to you thereon or for a greater sum and without retaining in your possession and control for delivery a like amount of similar securities, commodities, or other property.

8. Short and long sales

It is understood and agreed that the undersigned, when placing with you any sell order for a short account, will designate it as such and hereby authorizes you to mark such order as being “short,” and when placing with you any sell order for a long account, will designate it as such and hereby authorizes you to mark such order as being “long.” Any sell order which the undersigned shall designate as being for a long account, as above provided, is for securities then owned by the undersigned and, if such securities are not then deliverable by you from any account of the undersigned, the placing of such order shall constitute a representation by the undersigned that it is impracticable for the undersigned then to deliver such securities to you but that the undersigned will deliver them as soon as it is possible to do so, without undue inconvenience or expense to you.

9. Failure of delivery

In case of the sale of any security, commodity, or other property by you at the direction of the undersigned and your inability to deliver the same to the purchaser by reason of failure of the undersigned to supply you therewith, the undersigned authorizes you to borrow or purchase any such security, commodity, or other property necessary to make delivery thereof. The undersigned hereby agrees to be responsible for any loss which you may sustain thereby and any premiums which you may be required to pay thereon, and for any loss which you may sustain by reason of your inability to borrow or purchase the security, commodity, or other property sold to fulfill your delivery obligation.

10. Confirmations, statements, and other communications

Reports of the execution of orders and statements of the account or accounts of the undersigned shall be conclusive and binding if not objected to in writing, the former within five days, and the latter within ten days, after transmittal by you to the undersigned by mail or otherwise. Communications may be sent to the undersigned at the address of the undersigned, or at such other address as the undersigned may hereinafter give you in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to the undersigned personally as of the date sent, whether actually received or not.

11. No obligations

The undersigned agrees that you shall be under no obligation whatsoever to enter into any Contract with the undersigned.

12. Choice of dispute resolution

Any dispute between the Undersigned or the Undersigned’s principals or agents and you or any of your agents (including affiliated corporations) arising out of or concerning any of the Undersigned’s accounts, orders or transactions, or the construction, performance, or breach of this or any other agreement between the parties, whether entered into before or after the date the account is opened (a “Dispute”), shall be determined by arbitration or litigation in court at the election of the Undersigned.

13. Arbitration

If, in the event that a Dispute arises, the Undersigned chooses to proceed by arbitration, the parties agree as follows with respect to that Dispute:

•	All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

•	Arbitration awards are generally final and binding; a party’s ability to have a court reverse or modify an arbitration award is very limited.

•	The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

•	The arbitrators do not have to explain the reason(s) for their award.

•	The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

•	The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

•

The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this Agreement. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any predispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

ANY ARBITRATION SHALL BE CONDUCTED BEFORE THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC., THE NEW YORK STOCK EXCHANGE, INC., OR ANY OTHER SELF-REGULATORY ORGANIZATION’S ARBITRATION FORUM BEFORE WHICH THE DISPUTE MAY BE ARBITRATED, AS THE UNDERSIGNED MAY ELECT. IF THE UNDERSIGNED MAKES NO WRITTEN ELECTION ADDRESSED TO MORGAN STANLEY AT 2000 WESTCHESTER AVENUE, PURCHASE, NY 10577, ATTN: LAW DEPARTMENT BY REGISTERED MAIL WITHIN FIVE DAYS AFTER RECEIVING A WRITTEN DEMAND FOR ARBITRATION FROM YOU, THEN THE UNDERSIGNED AUTHORIZES YOU TO ELECT ONE OF THE ABOVELISTED FORUMS. THE RULES OF THE SELECTED FORUM, AS SUCH RULES MAY BE AMENDED FROM TIME TO TIME, SHALL GOVERN ANY ARBITRATION PROCEEDING BETWEEN THE PARTIES AND ANY INTERPRETATION OF THIS ARBITRATION AGREEMENT. UNLESS OTHERWISE INCONSISTENT WITH THE RULES OF THE SELECTED FORUM, ANY ARBITRATION PROCEEDING BETWEEN THE PARTIES SHALL BE HEARD AND DECIDED BY A PANEL OF NOT FEWER THAN THREE ARBITRATORS.

14. Litigation in court

IF, IN THE EVENT THAT A DISPUTE ARISES, THE UNDERSIGNED CHOOSES TO PROCEED BY LITIGATION, THE PARTIES AGREE AS FOLLOWS WITH RESPECT TO THAT DISPUTE:

(A) UNLESS THE PARTIES OTHERWISE AGREE IN WRITING WHEN ANY DISPUTE ARISES, ANY LITIGATION MUST BE INSTITUTED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR THE SUPREME COURT OF THE STATE OF NEW YORK FOR THE COUNTY OF NEW YORK AND THE UNDERSIGNED IRREVOCABLY CONSENTS TO THE JURISDICTION OF EITHER OF THOSE COURTS.

(B) ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR ACTION IS HEREBY WAIVED BY ALL PARTIES TO THIS AGREEMENT.

15. Modification and waiver

The undersigned agrees that you may modify the terms of this agreement at any time upon prior written notice. If the modifications are unacceptable, the undersigned agrees to notify you in writing within ten days of the transmittal of such written notice. You may then terminate the undersigned’s account, after which the undersigned agrees to remain liable for all existing liabilities or Obligations. The undersigned further agrees that all transactions and Contracts entered into after such notification shall be subject to the modifications. Under no circumstances may a modification be made by the undersigned without your written consent. To the extent this agreement is inconsistent with any other agreement between you and the undersigned, the provisions of this agreement shall govern. Your failure to insist at any time upon compliance with this agreement or with any of its terms, or any continued course of such conduct on your part shall not constitute or be considered a waiver by you of any of your rights.

16. Severability

If any provision of this agreement is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this agreement will continue and remain in provisions of this agreement will continue and remain in full force and effect. To the extent that this agreement is not enforceable as to any Contract, this agreement shall remain in full force and effect and be enforceable in accordance with its terms as to all other Contracts.

17. Applicable law; Enforceability

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO CONFLICTS OF LAWS PRINCIPLES; and its provisions shall be continuous, shall cover individually and collectively all accounts which the undersigned may open or reopen with you, and shall inure to the benefit of your present organization and any successor organization, irrespective of any change or changes at any time in the personnel thereof, for any cause whatsoever, and of the assigns of your present organization or any successor organization, and shall be binding upon the undersigned, and/or the estate, executors, administrators, trustees, agents, officers, directors and assigns of the undersigned.

18. [Deleted]

19. Extraordinary events

The undersigned agrees that you will not be liable for any loss caused, directly or indirectly, by government restrictions, exchange or market rulings, suspension of trading, war (whether declared or undeclared), terrorist acts, insurrection, riots, fires, flooding, strikes, failure of utility services, accidents, adverse weather or other events of nature, including but not limited to earthquakes, hurricanes and tornadoes, or other conditions beyond your control. In the event that any communications network, data processing system, or computer system you use or used by the undersigned, whether you own it or not, is rendered inoperable, you will not be liable to the undersigned for any loss, liability, claim, damage or expense resulting, either directly or indirectly, therefrom.

20. Limitation of liability

You shall not be liable in connection with the execution, clearing, handling, purchasing or selling of securities, commodities or other property, or other action, except for gross negligence or willful misconduct on your part.

21. Costs of collection

To the extent permitted by the laws of the State of New York, the reasonable costs and expenses of collection of any debit balance and any unpaid deficiency in the accounts of the undersigned with you, including but not limited to attorneys’ fees incurred and payable or paid by you, shall be payable to you by the undersigned.

22. Representations and warranties

The undersigned hereby represents and warrants as of the date hereof, which representations and warranties will be deemed repeated on each date on which a transaction or Contract is effected for the undersigned’s account, that:

a. The undersigned will at all times maintain such securities and other property in the accounts of the undersigned for margin purposes, as required by you from time to time in your sole discretion;

b. The undersigned is of legal age and is not an employee of any exchange, or of any corporation of which any exchange owns a majority of the capital stock, or of a member of any exchange, or of a member firm or member corporation registered on any exchange, or of a bank, trust company, insurance company or of any corporation, firm or individual engaged in the business of dealing, either as broker or as principal, in securities, bills of exchange, acceptances or other forms of commercial paper;

c. No other party has an interest in the account or accounts of the undersigned with you;

d. Except as noted below, the undersigned is not an affiliate (as defined in Rule 144(a)(1) under the Securities Act of 1933) of the issuer of any security held in the undersigned’s account and undertakes to inform you of any changes thereof;

e. It has full power and authority to execute and deliver each Contract and to perform and observe the provisions thereof;

f. The execution, delivery and performance of each Contract either have been or will be, prior to entering into each Contract, duly authorized by all necessary corporate action and do not contravene any requirement of law or any contractual restriction or agreement binding on or affecting the undersigned or its assets;

g. Each Contract has been or will be at the time it is entered into duly properly executed and delivered by it and constitutes and will constitute a legal, valid and binding obligation enforceable in accordance with its terms;

h. Since the date of its most recent audited or unaudited financial statements, there has been no material adverse change in the business, financial condition, results or operations or prospects of the undersigned; and

i. It owns Collateral assigned and to be assigned to you under each Contract, free and clear of any lien, claims, encumbrances and transfer restrictions, and upon delivery of the Collateral to you or upon the filing of appropriate financing statements, you will have, as security for the Obligations of the undersigned, a perfected first priority security interest. No further filings or recordings with any governmental body, agency or official are necessary to create or perfect the security interest in the Collateral.

23. Acknowledgements

The undersigned hereby acknowledges that:

a. The undersigned has received, and agrees to bound by, your Credit Charge and Margin Information disclosure statement, which is incorporated herein by reference. Debit balances of the accounts of the undersigned shall be charged with interest, in accordance with the methods described in such statement, and with such other charges as you may impose to cover your facilities and extra services. Any interest charged on debit balances which is not paid at the close of an interest period will be added to the opening balance for the next interest period;

b. The securities in the undersigned’s margin account may be loaned to you or loaned out to others; and

c. The undersigned has received a copy of this agreement.

Notice: This agreement contains a pre-dispute arbitration clause in paragraphs 12 and 13 on page 3.

/s/ William R. Cruz
Signature (Primary Account Holder)

Signature (Secondary Account Holder,
if Joint Account)

Date: 8/4/05

Morgan Stanley

Private Wealth Management

Credit Charge and Margin Information

We wish to inform you of certain procedures regarding interest charges on credit extended for the financing of margin and other securities transactions.

Interest charges and determination of debit balance

Interest will be charged on the net debit balance in your account, which is comprised of all credit extended to or maintained for your account by us for the purpose of purchasing, carrying or trading in any security or otherwise. Extension or maintenance of credit is governed by, and loan value is based on Regulation T of the Board of Governors of the Federal Reserve System and any exchange or self-regulatory agency to whose jurisdiction we are subject. Each extension of credit creates or increases the debit balance upon which interest is charged. Interest will be computed on the actual daily net debit balance in your account during the interest period. For each separate account that you maintain with us, the net debit balance is calculated by combining any debit balances in cash and margin accounts, while deducting any free credit balance in the accounts. Free credit balances exclude proceeds from sales of securities not custodied in the account, or where the securities received are not in negotiable form (e.g., shares deposited are not in street name form). The net debit calculation excludes any credit balance in a short sale account, as these funds are used to obtain securities for delivery against short sales, notwithstanding the fact that the customer may be long the same securities in his margin account (i.e., short against the box).

Interest rate

The annual rate of interest charged on your actual daily net balance consists of the Base Rate as we determine, plus a percentage, as outlined below. The daily determination of the Base Rate is at our sole discretion and may be affected by such rates as those published by The Wall Street Journal, The New York Times and other sources recognized in the industry to be reliable indications of comparable rates for such loans.

On actual daily net debit balances of	Percentage added to the Base Rate
$0-$99,999.99	2 1/2%
$100,000 and over	1 3/4%

Any change in our Base Rate will result in corresponding change in the interest rate charged in your account, which change will be made without notice to you. However, should we find it necessary to increase the interest rate for any other reason, you will be given at least thirty days’ written notice prior to such change. The percentages added to our Base Rate may be varied in individual situations at our discretion. Each affected customer will receive prior notification thereof.

What your monthly statement will show

Your monthly statement will show all debit and credit entries for the period and the dates of such entries, the opening and closing interest balances for the period, the beginning and ending dates of the interest period(s), the annual rate(s) of interest charged for each different annual rate, the actual debit balance upon which interest is computed, and the total interest charged for any period during which interest is charged. Your actual net debit balance includes interest charged to your account from prior interest periods which you have not paid.

The method of computing interest

To compute daily interest, use the formula:

Actual Daily Net Debit Balance x Daily Interest Rate

360

Interest, which is calculated daily and usually posted on the first business day of the following month, is reflected in the monthly statement of account. You should retain the previous monthly statement in order to verify the amount of interest payable on your account.

Mark to the market

Where the aggregate market value of short positions increases, the balance in the short account will be increased accordingly by crediting that account and debiting the margin account. Such entries, which are processed periodically and commonly referred to as “mark to the market,” affect the balance in the margin account which is used for computing interest charges. Should the aggregate market value of the short positions later decrease, we would mark the account to the market to reflect the decrease.

Other charges

Separate interest charges may be made and debit balances can arise from payments we make to you before the regular settlement date, or from your failure to pay for securities purchased in either a cash or margin account by settlement date.

Liens, additional collateral and general policies

On all securities which this firm or any affiliate has or at any time may hold or carry for you (either individually or jointly with others) or which may be deposited with us for any purpose, including safe-keeping, we, as a pledgee, have a general lien for the discharge of all your obligations to Morgan Stanley & Co. Incorporated (“Morgan Stanley”), however arising, irrespective of the number of accounts you maintain with Morgan Stanley or its affiliates. You will be required to deposit collateral in accordance with the Rules and Regulations of the Federal Reserve System, the New York Stock Exchange, Inc., or any other regulatory agency under whose jurisdiction we fall. Morgan Stanley has established “house” margin policies which generally require the maintenance of equity in your account above that required by applicable rules. Accordingly, Morgan Stanley may, but need not, require you to deposit additional collateral as Morgan Stanley, in its sole discretion, determines is needed as security for your obligations to Morgan Stanley. In determining whether to require additional collateral, Morgan Stanley reviews each account individually and considers factors such as, but not limited to, marketability and volatility in relations to securities held, concentrations in particular issues, current market conditions, frequency of activity, size of account and length of time the account has been open. Although in your monthly statement Morgan Stanley may base the value of certain securities on pricing information supplied by outside pricing services,1 Morgan Stanley reserves the right in its sole discretion to value your securities at any time and without prior notice by reference to prices that reflect current market conditions obtained directly from our trading desks which deal in the securities, or from other sources. Please consult your broker for additional information regarding Morgan Stanley’s margin policies.

1.	Morgan Stanley considers these services to be reliable, but we do not represent that they are accurate, complete or timely and we are not responsible for any inaccuracies or errors in the pricing services reports.

How to compute interest

The following example is presented for the purpose of illustrating the method by which interest is computed using the actual daily net debit balance for the interest period.

Opening Balance: $10,000

From	To	Interest Balance	Effective rate	Daily interest	Number of days	Total interest
7/1/	7/29	$10,000	5.500%	1.528	29	$44.31
7/30	7/30	$5,000 credit	0.00%	0.000	1	$0.00
7/31	7/31	$100,000	4.750%	13.19	1	$13.19

Closing Balance: $100,000

Total credit interest for period: $0.00	Total debit interest for period: $57.50

Margin Disclosure Document

Morgan Stanley is required to furnish this document to non-institutional accounts1 to provide some basic facts about purchasing securities on margin, and to describe the risks involved with trading securities in a margin account. You should carefully review this document and the margin agreement governing your account.2 If you have any questions, please consult with your account representative.

When you purchase securities, you may pay for the securities in full or you may borrow part of the purchase price from us. If you choose to borrow funds from Morgan Stanley, you will open a margin account with us. The securities in your account are the Firm’s collateral for the loan to you. If the securities in your account decline in value, so does the value of the collateral supporting your loan. As a result, the Firm can take action such as issuing a margin call and/or selling securities or other assets in any of your accounts held with the Firm in order to maintain the required equity in the account.

It is important that you fully understand the risks involved in trading securities on margin. These risks include, but are not limited to, the following:

•	You can lose more funds than you deposit in the margin account.

A decline in the value of securities that are purchased on margin may require you to provide additional funds to the Firm to avoid the forced sale of those securities or other securities or assets in your account(s).

•	The Firm can force the sale of securities or other assets in your account(s).

If the equity in your account falls below the maintenance margin requirements or the Firm’s higher “house” requirements, the Firm can sell the securities or other assets in any of your accounts held at the Firm to cover the margin deficiency. You also will be responsible for any short fall in the account after such a sale.

•	The Firm can sell your securities or other assets without contacting you.

While Morgan Stanley may attempt to notify you of margin calls, we are not required to do so. Furthermore, even if we contacted you and provided a specific date by which you can meet a margin call, we can still take necessary steps to protect our financial interests, including immediately selling the securities without notice to you.

•	You are not entitled to choose which securities or other assets in your account(s) are liquidated or sold to meet a margin call.

Because the securities are collateral for the margin loan, the Firm has the right to decide which securities to sell in order to protect its interests.

•	The Firm can increase its “house” maintenance margin requirements at any time and is not required to provide you advance written notice.

These changes in Firm policy often take effect immediately and may result in the issuance of a maintenance margin call. Your failure to satisfy the call may require us to liquidate or sell securities in your account(s).

•	You are not entitled to an extension of time on a margin call.

While an extension of time to meet margin requirements may be available to you under certain conditions, you do not have a right to the extension.

1.	Non-institutional accounts are defined as other than: (1) a bank, savings and loan association, insurance company, or a registered investment company; (2) an investment adviser registered either with the SEC under Section 203 of the Investment Advisers Act of 1940 or with a state securities commission (or agency or office performing similar functions); or (3) any other entity (whether a natural person, corporation, partnership, trust, or otherwise) with a total assets of at least $50 million. If you do not meet this definition, Morgan Stanley is not required to send this notice to you.
2.	In the event of any conflict between this document and any agreements that you have with Morgan Stanley, the latter will govern.